Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279958

PROSPECTUS SUPPLEMENT NO. 58

(to Prospectus dated October 4, 2024)

MSP RECOVERY, INC.

56,896 Shares of Class A Common Stock

This prospectus supplement no. 58 amends and supplements the prospectus dated October 4, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-279958). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 56,896 shares of our Class A Common Stock, par value $0.0001 per share, including: (i) up to 28,572 shares of our Class A Common Stock issuable upon exercise of warrants (the “VRM Warrants”) issued to Virage Recovery Master, LP (“VRM”) pursuant to the MTA Amendment No. 2 and Amendment to the Amended and Restated Security Agreement (the “Second Virage MTA Amendment”) dated November 13, 2023; (ii) 2,858 shares of our Class A Common Stock issued to Virage Recovery Participation LP (“VRP”) and up to 14,286 shares of our Class A Common Stock issuable upon exercise of a warrant issued to VRP (the “VRP Warrant”), in partial satisfaction of amounts owed by the Company pursuant to that certain Services Agreement dated May 20, 2022 between Virage Capital Management LP (“Virage”) and the Company; and (iii) 11,180 shares of our Class A Common Stock issued to Palantir Technologies, Inc. (“Palantir”) as consideration for certain products and services rendered by Palantir. As the exercise price of the VRM Warrants and the VRP Warrant is only $0.0175 per share, should the VRM Warrants or the VRP Warrant be exercised, we would only receive nominal proceeds therefrom.

Our Common Stock, Public Warrants and New Warrants are eligible for unsolicited quotations on the OTC Markets Group’s Expert Market under the symbols “MSPR,” “MSPRZ,” and “MSPRW,” respectively. Quotations for securities on the Expert Market are not publicly available, and our securities do not have an active public trading market. Accordingly, current closing prices for our Common Stock, Public Warrants, and New Warrants are not publicly available.

Effective at 11:59 PM EDT on September 1, 2025, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-7 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this Prospectus Supplement No. 58 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 1, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 2, 2026

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39445	84-4117825
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3525 NW 7th Street Miami, Florida	33125
(Address of principal executive offices)	(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	MSPR	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $50,312.50 per share	MSPRW	OTC Market Group, Inc.

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $0.4375 per share	MSPRZ	OTC Market Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Hazel Partners Holdings, LLC Fundings

On September 2, 2026, MSP Recovery, Inc. (the “Company”), through its subsidiaries, entered into a letter agreement (the “September 2, 2026 Letter Agreement”) with Hazel Partners Holdings LLC (“Hazel”), in its capacity as administrative agent and lender under the Company’s existing working capital credit facility, for Hazel to provide funding of $0.06 million. The September 2, 2026 Letter Agreement was funded on or about September 2, 2026.

On September 7, 2026, the Company, through its subsidiaries, entered into a letter agreement (the “September 7, 2026 Letter Agreement”) with Hazel, in its capacity as administrative agent and lender under the Company’s existing working capital credit facility, for Hazel to provide funding of $0.35 million. The September 7, 2026 Letter Agreement was funded on or about September 9, 2026.

On September 10, 2026, the Company, through its subsidiaries, entered into a letter agreement (the “September 10, 2026 Letter Agreement”) with Hazel, in its capacity as administrative agent and lender under the Company’s existing working capital credit facility, for Hazel to provide funding of $0.03 million. The September 10, 2026 Letter Agreement was funded on or about September 10, 2026.

On September 18, 2026, the Company, through its subsidiaries, entered into a letter agreement (the “September 18, 2026 Letter Agreement”) with Hazel, in its capacity as administrative agent and lender under the Company’s existing working capital credit facility, for Hazel to provide funding of $0.11 million. The September 18, 2026 Letter Agreement was funded on or about September 18, 2026.

On September 24, 2026, the Company, through its subsidiaries, entered into a letter agreement (the “September 24, 2026 Letter Agreement”) with Hazel, in its capacity as administrative agent and lender under the Company’s existing working capital credit facility, for Hazel to provide funding of $0.06 million. The September 24, 2026 Letter Agreement was funded on or about September 24, 2026.

On September 25, 2026, the Company, through its subsidiaries, entered into a letter agreement (the “September 25, 2026 Letter Agreement”) with Hazel, in its capacity as administrative agent and lender under the Company’s existing working capital credit facility, for Hazel to provide funding of $0.04 million. The September 25, 2026 Letter Agreement was funded on or about September 25, 2026.

On September 29, 2026, the Company, through its subsidiaries, entered into a letter agreement (the “September 29, 2026 Letter Agreement,” and collectively with the September 2, 2026 Letter Agreement, the September 7, 2026 Letter Agreement, the September 10, 2026 Letter Agreement, the September 18, 2026 Letter Agreement, the September 24, 2026 Letter Agreement, and the September 25, 2026 Letter Agreement, the “Hazel Letter Agreements”) with Hazel, in its capacity as administrative agent and lender under the Company’s existing working capital credit facility, for Hazel to provide funding of $0.04 million. The September 29, 2026 Letter Agreement was funded on or about September 29, 2026.

Pursuant to the Hazel Letter Agreements, Hazel has agreed, in its sole discretion, to make these six one-time advances (the “Advances”) to increase the Operational Collection Floor beyond the previously disclosed level. Each of the Hazel Letter Agreements stipulates that the proceeds advanced are to be used solely as approved by the majority of the Borrower’s Operating Committee members, and each were funded subject to the conditions set forth in the Hazel Letter Agreements and the underlying credit agreement, including the absence of any event of default or default at the time of funding.

As previously disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 (the “Q3-2025 Form 10-Q”), the Company is party to a working capital credit facility with Hazel (the “Working Capital Credit Facility”), which includes a discretionary funding mechanism referred to as the Operational Collection Floor. Advances under the Operational Collection Floor are made solely at Hazel’s discretion, are not subject to any commitment or minimum availability, and are conditioned on the satisfaction or waiver of applicable conditions under the governing credit documentation. The Working Capital Credit Facility does not provide the Company with committed liquidity, does not establish a borrowing base, and does not obligate Hazel to fund any amounts.

As of the filing of the Q3-2025 Form 10-Q, the Company disclosed that aggregate advances under the Operational Collection Floor had reached approximately $6.0 million, and that no remaining funding capacity was available under the facility at that time.

The Advances are standalone accommodations, and do not reinstate, replenish, or otherwise reopen availability under the Working Capital Credit Facility or the Operational Collection Floor. Other than these specific advances, no additional funding is currently available to the Company under the Working Capital Credit Facility, and the Company has no rights to, and no reasonable basis to expect, any further advances thereunder. The Hazel Letter Agreements do not modify the discretionary nature of the facility, do not create any commitment for future funding, and do not provide the Company with access to ongoing or recurring liquidity.

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The Company cautions that the receipt of the Advances should not be viewed as indicative of Hazel’s willingness to provide future funding, the availability of additional liquidity, or the Company’s ability to meet its operating or debt service obligations beyond the funding of this specific amount.

The foregoing description of the Hazel Letter Agreements does not purport to be complete and are qualified in their entirety by reference to the Hazel Letter Agreements, copies of which are filed as exhibits to this Current Report on Form 8-K.

VRM MSP Recovery Partners, LLC Advances

On September 3, 2026, the Company entered into a letter agreement (the “Fifth Addendum”) with VRM MSP Recovery Partners, LLC (“VRM”), pursuant to which VRM agreed to make available a one-time advance of $0.03 million and consented to the Company using funds otherwise distributable to VRM in the amount of $0.03 million. The Fifth Addendum was funded on or about September 4, 2026.

On September 10, 2026, the Company entered into a letter agreement (the “Sixth Addendum”) with VRM, pursuant to which VRM agreed to make available a one-time advance of $0.03 million. The Sixth Addendum was funded on or about September 10, 2026.

On September 18, 2026, the Company entered into a letter agreement (the “Seventh Addendum”) with VRM, pursuant to which VRM agreed to make available a one-time advance of $0.02 million. The Seventh Addendum was funded on or about September 18, 2026.

On September 29, 2026, the Company entered into a letter agreement (the “Eighth Addendum,” and with the Fifth Addendum, the Sixth Addendum, and the Seventh Addendum, the “VRM Addenda”) with VRM, pursuant to which VRM agreed to make available a one-time advance of $0.04 million. The Eighth Addendum was funded on or about September 29, 2026.

The advances described in the VRM Addenda are one-time advances to be used only for operational expenses, and do not imply any obligation of VRM to provide any further advances. The VRM Addenda serve as addenda to the letter agreement dated July 8, 2026, and all terms contained therein remain in full force and effect unless otherwise specifically stated in the VRM Addenda. VRM reserved all rights under the applicable limited liability company agreement and related documents.

The foregoing descriptions of the VRM Addenda do not purport to be complete, and are qualified in their entirety by reference to the full text of the VRM Addenda, which are filed as exhibits to this Current Report on Form 8-K.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

To the extent required by Item 2.03 of Form 8-K, the information contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On September 24, 2026, Michael F. Arrigo, a director on the Board of the Company, notified the Company of his decision to step down from the Board, and from all committees of the Board on which he served, effective immediately.

On September 28, 2026, Beatriz Assapimonwait, a director on the Board of the Company, notified the Company of her decision to step down from the Board, and from all committees of the Board on which she served, effective immediately.

The resignations of Mr. Arrigo and Ms. Assapimonwait were not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

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Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Hazel Letter Agreement dated September 2, 2026
10.2	Hazel Letter Agreement dated September 7, 2026
10.3	Hazel Letter Agreement dated September 10, 2026
10.4	Hazel Letter Agreement dated September 18, 2026
10.5	Hazel Letter Agreement dated September 24, 2026
10.6	Hazel Letter Agreement dated September 25, 2026
10.7	Hazel Letter Agreement dated September 29, 2026
10.8	Amendment No. 3 to Second Amended and Restated Credit Agreement dated October 2, 2024 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 7, 2024)
10.9	Virage Letter Agreement dated September 3, 2026
10.10	Virage Letter Agreement dated September 10, 2026
10.11	Virage Letter Agreement dated September 18, 2026
10.12	Virage Letter Agreement dated September 29, 2026
17.1	Resignation Letter of Michael F. Arrigo, received September 24, 2026
17.2	Resignation Letter of Beatriz Assapimonwait, received September 28, 2026
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: October 1, 2026

	By:	/s/ Thomas Hawkins
	Name:	Thomas Hawkins
	Title:	Director and Member of the Special Committee

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